Correspondence

HANGOVER JOE’S HOLDING CORP.
9457 S. University, #349
Highlands Ranch, Colorado  80126
Fax:  888-274-9892

December 28, 2012

Via Facsimile & U.S. Mail

Kevin Woody
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Hangover Joe’s Holding Corp. (the “Company”) Form 10-K for fiscal year ended December 31, 2011 Filed March 30, 2012 File No. 0-52533

Dear Mr. Woody:

This letter is in response to your comment letter dated December 18, 2012.  The Company’s response to your comment is set forth below.

Definitive Proxy Statement

General

Comment 1:
Please tell us why you have not provided the unaudited financial statements and financial information as of and for the period ended June 30, 2012 for Hangover Joe’s Holding Corporation, and the basis for your conclusion.

Response:             Please see the 10-Q for the quarter ended June 30, 2012 (filed August 14, 2012) in which we included pro forma financials under Note 14 to the financial statements.

United States Securities and Exchange Commission
December 28, 2012

           Further, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope we have adequately addressed your comments.  Please contact our legal counsel, Theresa M. Mehringer, Esq., at 303-796-2626 or via e-mail at tmehringer@bfwlaw.com if you need more information or have additional comments.

Respectfully submitted

HANGOVER JOE’S HOLDING CORP.

/s/   Michael Jaynes

Michael Jaynes, Chief Executive Officer
mike@hangoverjoes.com

cc:           Theresa M. Mehringer, Esq.
(via: tmehringer@bfwlaw.com)
Robert J. Devers, Controller
(via: rjdevers@msn.com)